MEMORANDUM OF CHANGES
             INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY
                       TAX-EXEMPT TRUST, MULTI-SERIES 307

    This Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the Trust. All page numbers below refer to Prospectus Part I.

    Cover Page. The Trust name, Estimated Current Return, Estimated Long-Term Return, CUSIP number and date of the prospectus have been completed.

    Page 2. The "Summary of Essential Financial Information" has been completed.

    Pages 3-4. The "Portfolio" and the notes thereto have been completed.

    Page 6. The Underwriters have been named.

    Page 7. The "Report of Independent Certified Public Accountants and "Statement of Condition" has been completed.

    Back Cover Page. The name of the Fund, Trust and date of the prospectus has been completed.

                                                              FILE NO. 333-59225
                                                                    CIK #1024823

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

    For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.  Exact Name of Trust:  INSURED MUNICIPALS INCOME TRUST AND INVESTORS'
                          QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 307

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C.  Complete address of Depositor's principal executive offices:

    One Parkview Plaza
    Oakbrook Terrace, Illinois  60181

D.  Name and complete address of agents for service:

    CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
    Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
    111 W. Monroe Street            One Parkview Plaza
    Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.  Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ X /  Check box if it is proposed that this filing will become effective on
----   October 16, 1998 at 2:00 p.m. pursuant to Rule 487.

     INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST
                                MULTI-SERIES 307

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

FORM N-8B-2                                                            FORM S-6
ITEM NUMBER                                               HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a)  Name of trust                  )
   (b)  Title of securities issued     )   Prospectus Part I Front Cover Page

2. Name and address of Depositor       )   Part II-The Trust
                                       )   Part I-Summary of Essential Financial
                                       )     Information
                                       )   Part II-Fund Administration

3. Name and address of Trustee         )   Part II-The Trust
                                       )   Part I-Summary of Essential Financial
                                       )     Information
                                       )   Part II-Trust Administration

4. Name and address of principal       )   Part I-Underwriting
        underwriter                    )

5. Organization of trust               )   Part II-The Trust

6. Execution and termination of        )   Part II-The Trust
      Trust Indenture and Agreement    )   Part II-Fund Administration

7. Changes of Name                     )   *

8. Fiscal year                         )   *

9. Material Litigation                 )   *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information regarding      )   Part II-The Trust
       trust's securities and rights   )   Part II-Rights of Unitholders
        of security holders            )   Part II-Fund Administration

11. Type of securities comprising      )   Part II-The Trust
          units                        )   Part I-Cover Page
                                       )   Part I-Portfolio

12. Certain information regarding      )   *
      periodic payment certificates    )

13. (a)  Load, fees, charges and       )   Part II-The Trust
          expenses                     )   Part I-Summary of Essential Financial
                                       )     Information
                                       )   Part II-Expenses
                                       )   Part II-Public Offering
                                       )

    (b)  Certain information regard-   )   *
            ing periodic payment plan  )
               certificates            )

    (c)  Certain percentages           )   Part I-Summary of Essential Financial
                                       )     Information
                                       )   Part II-Public Offering

    (d)  Certain other fees,           )   Par II-Rights of Unitholders
               expenses or charges     )   Part II-Expenses
               payable by holders      )

    (e)  Certain profits to be         )   Part II-Public Offering
               received by depositor,  )
               principal underwriter,  )   Part I-Notes to Portfolio
               trustee or affiliated   )
               persons                 )

    (f)  Ratio of annual charges       )   *
               to income               )

14. Issuance of trust's securities     )   Part II-Rights of Unitholders

15. Receipt and handling of payments   )   *
          from purchasers              )

16. Acquisition and disposition of     )   Part II-The Trust
          underlying securities        )   Part II-Unitholder Explanations
                                       )   Part II-Fund Administration

17. Withdrawal or redemption           )   Part II-Rights of Unitholders
                                       )   Part II-Fund Administration

18. (a)  Receipt and disposition       )
          of income                    )   Part II-Rights of Unitholders

    (b)  Reinvestment of distribu-     )   Part II-Rights of Unitholders
               tions                   )

    (c)  Reserves or special funds     )   Part II-Rights of Unitholders
                                       )   Part II-Fund Administration

    (d)  Schedule of distributions     )   *

19. Records, accounts and reports      )   Part II-Rights of Unitholders
                                       )   Part II-Fund Administration

20. Certain miscellaneous provisions   )   Part II-Fund Administration
          of Trust Agreement           )

21. Loans to security holders          )   *

22. Limitations on liability           )   Part I-Portfolio
                                       )   Part II-Fund Administration

23. Bonding arrangements               )   *

24. Other material provisions of       )   *
       trust indenture or agreement    )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor          )   Part II-Fund Administration

26. Fees received by Depositor         )   Part II-Fund Administration

27. Business of Depositor              )   Part II-Fund Administration

28. Certain information as to          )
          officials and affiliated     )   *
          persons of Depositor         )

29. Companies owning securities of     )   *
          Depositor                    )

30. Controlling persons of Depositor   )   *

31. Compensation of Directors          )   *

32. Compensation of Directors          )   *

33. Compensation of Employees          )   *

34. Compensation to other persons      )   Part II-Public Offering

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's            )   Part I-Cover Page
          securities by states         )   Part II-Public Offering

36. Suspension of sales of trust's     )   *
          securities                   )

37. Revocation of authority to         )   *
          distribute                   )

38. (a)  Method of distribution        )

    (b)  Underwriting agreements       )   Part II-Public Offering

    (c)  Selling agreements            )

39. (a)  Organization of principal     )
               underwriter             )
                                       )   Part II-Fund Administration
    (b)  N.A.S.D. membership by        )
               principal underwriter   )

40.  Certain fees received by          )   *
          principal underwriter        )

41. (a)  Business of principal         )   Part II-Fund Administration
          underwriter                  )

    (b)  Branch offices of principal   )   *
          underwriter                  )

    (c)  Salesmen of principal         )   *
          underwriter                  )

42. Ownership of securities of the     )   *
          trust                        )

43. Certain brokerage commissions      )
          received by principal        )   *
          underwriter                  )

44. (a)  Method of valuation           )
                                       )   Part I-Summary of Essential Financial
                                       )     Information
                                       )   Part II-Rights of Unitholders
                                       )   Part II-Public Offering

    (b)  Schedule as to offering       )   *
               price                   )

    (c)  Variation in offering price   )   Part II-Public Offering
               to certain persons      )

45. Suspension of redemption rights    )   *

46. (a)  Redemption valuation          )   Part II-Rights of Unitholders
                                       )   Part II-Public Offering

    (b)  Schedule as to redemption     )   *
          price                        )

47. Purchase and sale of interests     )   Part II-Public Offering
          in underlying securities     )   Part II-Fund Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of     )   Part II-Fund Administration
          trustee                      )

49. Fees and expenses of trustee       )   Part I-Summary of Essential Financial
                                       )     Information
                                       )   Part II-Expenses

50. Trustee's lien                     )   Part II-Expenses


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's    )
          securities                   )   *

                            VII. POLICY OF REGISTRANT

52. (a)  Provisions of trust agree-    )
               ment with respect to    )
               replacement or elimi-   )   Part II-Fund Administration
               nation of portfolio     )
               securities              )

    (b)  Transactions involving        )
             elimination of underlying )   *
               securities              )

    (c)  Policy regarding substitu-    )   Part II-Fund Administration
               tion or elimination of  )
               underlying securities   )

    (d)  Fundamental policy not        )   *
               otherwise covered       )

53. Tax Status of trust                )
                                       )   Part II-Federal Tax Status

                   VIII. Financial and Statistical Information

54. Trust's securities during          )   *
          last ten years               )

55.                                    )
                                       )

56. Certain information regarding      )   *
                                       )

57. Periodic payment certificates      )

58.                                    )

59. Financial statements (Instruc-     )   Part I-Statement of Condition
          tions 1(c) to Form S-6)      )

----------------------------------
* Inapplicable, omitted, answer negative or not required


                                   VAN KAMPEN
                                PROSPECTUS PART I

             CONNECTICUT INSURED MUNICIPALS INCOME TRUST, SERIES 38

-------------------------------------------------------------------------------

   Connecticut Insured Municipals Income Trust, Series 38 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from Connecticut state and local taxes when held by residents of Connecticut (the "Bonds"). The objective of the Trust is Federal and Connecticut tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust."

   The Trust consists of 9 issues of Bonds. Three of the Bonds are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: General Obligation, 3 (27%); Higher Education, 2 (25%); Retail Electric/Gas/Telephone, 1 (15%); Public Education, 1 (13%); Transportation, 1 (13%) and General Purpose, 1 (7%). Approximately 28% of the principal amount of Bonds are issued by Puerto Rico issuers. The dollar weighted average maturity of the Bonds is 25 years.

                                              Monthly             Semi-Annual
                                         -------------         ------------
    ESTIMATED CURRENT RETURN:                  4.21%                 4.26%
    ESTIMATED LONG TERM RETURN:                4.21%                 4.26%
    CUSIP:                                  207588-84-9           207588-85-6

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).

   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.

   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                OCTOBER 16, 1998

                  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED
                  UNLESS ACCOMPANIED BY PART II. BOTH PARTS OF
                  THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

Initial Date of Deposit:                October 16, 1998      Principal Amount of Bonds per Unit (1):          $ 972.09
Principal Amount of Bonds:                   $ 1,985,000      Number of Units:                                    2,042

-------------------------------------------------------------------------------
PUBLIC OFFERING PRICE
-------------------------------------------------------------------------------
Aggregate Offering Price of Bonds                                    $ 1,941,951
Aggregate Offering Price of Bonds per Unit                           $    951.00
  Plus Sales Charge per Unit                                         $     49.00
Public Offering Price per Unit (2)                                   $  1,000.00
Redemption Price per Unit                                            $    943.89
-------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
-------------------------------------------------------------------------------
                                                                       Semi-
                                                          Monthly      Annual
                                                        -----------  -----------
Estimated Interest Income                               $    44.32   $     44.32
  Less Estimated Expenses (4)                           $     2.18   $      1.72
  Less Estimated Insurance Expenses                     $       --   $        --
Estimated Net Interest Income                           $    42.14   $     42.60
-------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
-------------------------------------------------------------------------------
                                                                     Semi-
                                               Monthly              Annual
                                           -----------------   -----------------
Initial Distribution                       $         2.22 on   $         9.34 on
                                           November 25, 1998    January 25, 1999
Normal Distribution (3)                    $            3.51   $           21.30
Record Dates                                     10th day of      January 10 and
                                                  each month             July 10
Distribution Dates                               25th day of      January 25 and
                                                  each month             July 25
-------------------------------------------------------------------------------
EXPENSES
-------------------------------------------------------------------------------
                                                                        Semi-
                                                          Monthly      Annual
                                                        -----------  -----------
SALES CHARGE (% OF PUBLIC
  OFFERING PRICE)                                            4.90%         4.90%
ESTIMATED ANNUAL EXPENSES PER UNIT
  Trustee's Fee (5) (6)                                 $     0.91   $      0.51
  Evaluator's Supervisory Fee                           $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)                        $     0.30   $      0.30
  Other Operating Expenses                              $     0.94   $      0.88
                                                        -----------  -----------
Total Annual Expenses per Unit                          $     2.40   $      1.94
                                                        ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.

(2) After the First Settlement Date (October 21, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.

(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.

(4) Excludes insurance expenses.

(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.

(6) During the first year the Trustee will reduce its fee by approximately $.22 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" Bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $44.54. Estimated Expenses will increase to $2.40 and $1.94 under the monthly and semi-annual distribution plans, respectively. Estimated Net Interest Income will remain as shown.

PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
                                                                                                        PRICE TO
                                                                                                        CONNECTICUT
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       IM-IT
PRINCIPAL        MATURITY DATE OF BONDS(1)(2)                               RATING(3)  FEATURE(4)       TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$     100,000    Commonwealth of Puerto Rico, Capital Appreciation Refunding
                   General Obligation-Unlimited Tax Bonds, Public Improvement
                   (MBIA Insured)
                   #0.00% Due 07/01/2015                                       AAA                      $    46,145
      435,000    Ansonia, Connecticut, General Obligation-Unlimited Tax Bonds,
                   Series 1998 (FGIC Insured)
                   185M-#4.70% Due 10/15/2017##                                AAA     2009 @ 102
                   250M-#4.70% Due 10/15/2018##                                AAA     2009 @ 102           434,580
      250,000    Connecticut, Special Tax Obligation Revenue Refunding Bonds,
                   Transportation Infrastructure Issue, Series 1998B (FSA
                   Insured)
                   #4.75% Due 11/01/2018                                       AAA     2008 @ 101           249,333
      300,000    Puerto Rico, Electric Power Authority, Power Revenue Refunding
                   Bonds, Series EE (MBIA Insured)                                     2008 @ 101.50
                   #4.75% Due 07/01/2024                                       AAA     2019 @ 100 S.F.      297,099
      250,000    Connecticut, Health and Educational Facilities Authority,
                   Revenue Refunding Bonds (Choate Rosemary Hall Issue)
                   Series 1997B (MBIA Insured)                                         2007 @ 101
                   #5.00% Due 07/01/2027                                       AAA     2018 @ 100 S.F.      256,227
      250,000    University of Connecticut, Revenue Bonds, Student Fee, Series
                   1998A (MBIA Insured)                                                2008 @ 101
                   #4.75% Due 11/15/2027                                       AAA     2025 @ 100 S.F.      248,475
      250,000    Connecticut, Health and Higher Educational Facilities
                   Authority, Revenue Bonds, Trinity College Issue, Series
                   1998F (MBIA Insured)                                                2008 @ 102
                   #5.00% Due 07/01/2028                                       AAA     2022 @ 100 S.F.      256,307
      150,000    Commonwealth of Puerto Rico, Infrastructure Financing
                   Authority, Special Tax Revenue Bonds, Series 1997A (AMBAC
                   Assurance Insured)                                                  2008 @ 101
                   #5.00% Due 07/01/2028                                       AAA     2022 @ 100 S.F.      153,785
---------------                                                                                         -----------
$   1,985,000                                                                                           $ 1,941,951
===============                                                                                         ===========

--------------------------------------------------------------------------------

All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from October 13, 1998 to October 15, 1998.

(2) Other information regarding the Bonds is as follows:

                          COST TO           PROFIT (LOSS)
                          SPONSOR            TO SPONSOR
                      ---------------      ---------------
                    $    1,915,178        $     26,773

-----------------------------------------------

    The breakdown of the Preinsured Bond Insurers is as follows: AMBAC Assurance 7%, Financial Guaranty 22%, MBIA 58% and FSA 13%. The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   CONNECTICUT RISK FACTORS. The financial condition of the State of Connecticut is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

   The State of Connecticut currently maintains a "AA", "Aa3" and "AA" bond rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.), respectively, on its general obligation indebtedness.

   Further information concerning Connecticut risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. The Internal Revenue Service Restructuring and Reform Act of 1998 provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. For a discussion of the Federal tax status of income earned on Units, see "Federal Tax Status" in Prospectus Part II.

   The assets of the Connecticut IM-IT Trust will consist of obligations (the "Bonds"); certain of the Bonds have been issued by or on behalf of the State of Connecticut or its political subdivisions or other public instrumentalities, state or local authorities, districts, or similar public entities created under the laws of the State of Connecticut ("Connecticut Bonds") and the balance of the Bonds have been issued by or on behalf of entities classified for the relevant purposes as territories or possessions of the United States, including one or more of Puerto Rico, Guam, or the Virgin Islands, the interest on the obligations of which Federal law would prohibit Connecticut from taxing if received directly by the Unitholders. Certain Connecticut Bonds in the Connecticut IM-IT Trust were issued prior to the enactment of the Connecticut income tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"); therefore, bond counsel to the issuers of such Bonds did not opine as to the exemption of the interest on such Bonds from such tax. However, the Sponsor and special counsel to the Trusts for Connecticut tax matters believe that such interest will be so exempt. Interest on Bonds in the Connecticut IM-IT Trust issued by other issuers, if any, is, in the opinion of bond counsel to such issuers, exempt from state taxation.

   Generally, a Unitholder recognizes gain or loss for purposes of the Connecticut Income Tax to the same extent as the Unitholder recognizes gain or loss for Federal income tax purposes. Ordinarily this would mean that gain or loss would be recognized by a Unitholder upon the maturity, redemption, sale, or other disposition by the Connecticut IM-IT Trust of a Bond held by it, or upon the redemption, sale or other disposition of a Unit of the Connecticut IM-IT Trust held by the Unitholder. However, gains and losses from the sale or exchange of Connecticut Bonds held as capital assets are not taken into account for purposes of this tax. Regulations indicate that this rule would apply to gain or loss recognized by a Unitholder holding a Unit of the Connecticut IM-IT Trust as a capital asset upon the maturity, redemption, sale, or other disposition of a Connecticut Bond held by the Connecticut IM-IT Trust. However, it is not clear whether this rule would also apply, to the extent attributable to Connecticut Bonds held by the Connecticut IM-IT Trust, to gain or loss recognized by a Unitholder upon the redemption, sale, or other disposition of a Unit of the Connecticut IM-IT Trust held by such Unitholder. Unitholders are urged to consult their own tax advisors concerning these matters.

   In the opinion of Day, Berry & Howard LLP, special counsel to the Fund for Connecticut tax matters, which relies explicitly on the opinion of Chapman and Cutler regarding Federal income tax matters, under existing Connecticut law:

    The Connecticut IM-IT Trust is not liable for any tax on or measured by net income imposed by the State of Connecticut. Interest income of the Connecticut IM-IT Trust from a Bond issued by or on behalf of the State of Connecticut, any political subdivision thereof, or public instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut (a "Connecticut Bond"), or from a Bond issued by United States territories or possessions the interest on which Federal law would prohibit Connecticut from taxing if received directly by a Unitholder from the issuer thereof, is not taxable under the Connecticut tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"), when any such interest is received by the Connecticut IM-IT Trust or distributed by it to such a Unitholder.

   Insurance proceeds received by the Connecticut IM-IT Trust representing maturing interest on defaulted Bonds held by the Connecticut IM-IT Trust are not taxable under the Connecticut Income Tax if, and to the same extent as, such interest would not be taxable thereunder if paid directly to the Connecticut IM-IT Trust by the issuer of such Bonds.

   Gains and losses recognized by a Unitholder for Federal income tax purposes upon the maturity, redemption, sale, or other disposition by the Connecticut IM-IT Trust of a Bond held by the Connecticut IM-IT Trust or upon the redemption, sale, or other disposition of a Unit of the Connecticut IM-IT Trust held by a Unitholder are taken into account as gains or losses, respectively, for purposes of the Connecticut Income Tax, except that, in the case of a Unitholder holding a Unit of the Connecticut IM-IT Trust as a capital asset, such gains and losses recognized upon the maturity, redemption, sale, or exchange of a Connecticut Bond held by the Connecticut IM-IT Trust are excluded from gains and losses taken into account for purposes of such tax, and no opinion is expressed as to the treatment for purposes of such tax of gains and losses recognized, to the extent attributable to Connecticut Bonds, upon the redemption, sale, or other disposition by a Unitholder of a Unit of the Connecticut IM-IT Trust held by him.

   The portion of any interest income or capital gain of the Connecticut IM-IT Trust that is allocable to a Unitholder that is subject to the Connecticut corporation business tax is includable in the gross income of such Unitholder for purposes of such tax.

   An interest in a Unit of the Connecticut IM-IT Trust that is owned by or attributable to a Connecticut resident at the time of his death is includable in his gross estate for purposes of the Connecticut succession tax and the Connecticut estate tax.

  THE SPONSOR. Van Kampen Funds Inc. (formerly Van Kampen American Capital Distributors, Inc.) is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. (formerly VK/AC Holding, Inc.). Van Kampen Investments Inc. is a wholly-owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. (formerly Morgan Stanley, Dean Witter, Discover & Co.). Van Kampen Investment Advisory Corp. (formerly Van Kampen American Capital Investment Advisory Corp.) is the Evaluator of the Trust and is an affiliate of the Sponsor.

   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.

    NAME                             ADDRESS                                                           UNITS
                                                                                                       ------
  Van Kampen Funds Inc.              One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,742
  Gruntal & Company, L.L.C.          14 Wall Street, New York, New York 10005                             100
  Morgan Stanley Dean Witter & Co.   2 World Trade Center, 59th Floor, New York, New York 10048           100
  Prudential Securities Inc.         1 New York Plaza, 14th Floor, New York, New York 10292-2014          100
                                                                                                       ------
                                                                                                        2,042
                                                                                                       ======

   LETTER OF INTENT. A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

   TO THE BOARD OF DIRECTORS OF VAN KAMPEN FUNDS INC. AND THE UNITHOLDERS OF CONNECTICUT INSURED MUNICIPALS INCOME TRUST, SERIES 38 (INCLUDED IN INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES
307):

   We have audited the accompanying statement of condition and the portfolio of Connecticut Insured Municipals Income Trust, Series 38 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
307) as of October 16, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Insured Municipals Income Trust, Series 38 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307) as of October 16, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   October 16, 1998

                             STATEMENT OF CONDITION
                             AS OF OCTOBER 16, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)                      $           1,941,951
   Accrued interest to the First Settlement Date (1)(2)                   24,084
                                                           --------------------
         Total                                             $           1,966,035
                                                           ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)        $              24,084
   Interest of Unitholders--
         Cost to investors                                             2,042,000
         Less: Gross underwriting commission                             100,049
                                                           --------------------
         Net interest to Unitholders (1)(2)                            1,941,951
                                                           --------------------
         Total                                             $           1,966,035
                                                           ====================

--------------------------------------------------------------------------------

(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

                                PROSPECTUS PART I

                                OCTOBER 16, 1998

                       INSURED MUNICIPALS INCOME TRUST AND
              INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 307

             CONNECTICUT INSURED MUNICIPALS INCOME TRUST, SERIES 38

                              VAN KAMPEN FUNDS INC.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

    THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



                                   VAN KAMPEN
                                PROSPECTUS PART I

             NEW JERSEY INSURED MUNICIPALS INCOME TRUST, SERIES 124

--------------------------------------------------------------------------------

   New Jersey Insured Municipals Income Trust, Series 124 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from New Jersey state and local taxes when held by residents of New Jersey (the "Bonds"). The objective of the Trust is Federal and New Jersey tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust."

   The Trust consists of 8 issues of Bonds. One of the Bonds is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: Health Care, 2 (33%); Certificate of Participation, 3 (30%); General Obligation, 1 (13%); General Purpose, 1 (12%) and Transportation, 1 (12%).
 The dollar weighted average maturity of the Bonds is 25 years.

                                             Monthly                Semi-Annual
                                        -------------            ------------
Estimated Current Return:                     4.34%                    4.38%
Estimated Long Term Return:                   4.30%                    4.34%
CUSIP:                                     64579L-22-5              64579L-23-3

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).

   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.

   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                OCTOBER 16, 1998

    THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
Initial Date of Deposit:                October 16, 1998      Principal Amount of Bonds per Unit (1):          $ 992.06
Principal Amount of Bonds:                   $ 2,000,000      Number of Units:                                    2,016

--------------------------------------------------------------------------------
PUBLIC OFFERING PRICE
--------------------------------------------------------------------------------
Aggregate Offering Price of Bonds                                    $ 1,917,225
Aggregate Offering Price of Bonds per Unit                           $    951.00
  Plus Sales Charge per Unit                                         $     49.00
Public Offering Price per Unit (2)                                   $  1,000.00
Redemption Price per Unit                                            $    943.75
--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                                       Semi-
                                                          Monthly      Annual
                                                        -----------  -----------
Estimated Interest Income                               $     45.73  $     45.73
  Less Estimated Expenses (4)                           $      2.33  $      1.92
  Less Estimated Insurance Expenses                     $        --  $        --
Estimated Net Interest Income                           $     43.40  $     43.81
--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                                     Semi-
                                                Monthly             Annual
                                           -----------------   -----------------
Initial Distribution                       $         2.29 on   $         9.61 on
                                           November 25, 1998    January 25, 1999
Normal Distribution (3)                    $            3.61   $           21.90
Record Dates                                     10th day of      January 10 and
                                                  each month             July 10
Distribution Dates                               25th day of      January 25 and
                                                  each month             July 25
--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                                       Semi-
                                                          Monthly      Annual
                                                        -----------  -----------
Sales Charge (% of Public Offering Price)                     4.90%        4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5)                                     $     0.91   $      0.51
  Evaluator's Supervisory Fee                           $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)                        $     0.30   $      0.30
  Other Operating Expenses                              $     0.87   $      0.86
                                                        -----------  -----------
Total Annual Expenses per Unit                          $     2.33   $      1.92
                                                        ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.

(2) After the First Settlement Date (October 21, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.

(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.

(4) Excludes insurance expenses.

(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.

PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
                                                                                                        PRICE TO
                                                                                                        NEW JERSEY
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       IM-IT
PRINCIPAL        MATURITY DATE OF BONDS(1)(2)                               RATING(3)  FEATURE(4)       TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$     250,000    Middlesex County, New Jersey, Certificates of Participation
                   Refunding Bonds (MBIA Insured)                                      2008 @ 101
                   #5.00% Due 02/15/2019                                       AAA     2014 @ 100 S.F.  $   253,842
      250,000    Hudson County, New Jersey, Improvement Authority Facility,
                   Lease Revenue Refunding Bonds, Hudson County Lease
                   Project (FGIC Insured)                                              2008 @ 100
                   #4.75% Due 10/01/2019                                       AAA     2015 @ 100 S.F.      249,602
      400,000    New Jersey, Health Care Facilities Financing Authority,
                   Revenue and Refunding Bonds, Hackensack University
                   Medical Center Issue, Series 1998 (MBIA Insured)                    2008 @ 101
                   #5.00% Due 01/01/2021                                       AAA     2019 @ 100 S.F.      404,772
      250,000    Montgomery Township, New Jersey, Board of Education,
                   Certificates of Participation Bonds (MBIA Insured)                  2008 @ 101
                   #4.875% Due 09/01/2023                                      AAA     2019 @ 100 S.F.      250,000
      250,000    Delaware River Port Authority, Pennsylvania and New Jersey Port
                   District Project, Revenue Bonds, Series B (MBIA Insured)            2008 @ 101
                   #5.00% Due 01/01/2026                                       AAA     2020 @ 100 S.F.      253,218
      100,000    East Orange, New Jersey, Board of Education, Certificates of
                   Participation, Capital Appreciation Bonds (FSA Insured)
                   #0.00% Due 02/01/2026                                       AAA                           27,158
      250,000    New York and New Jersey Port Authority, General Obligation
                   Bonds, Consolidated 116th Series (FGIC Insured)                     2005 @ 101
                   #4.25% Due 10/01/2026                                       AAA     2019 @ 100 S.F.      226,303
      250,000    Camden County, New Jersey, Improvement Authority, Health
                   System Revenue Bonds (Catholic Healthcare East) Series B
                   (AMBAC Assurance Insured)                                           2008 @ 102
                   #5.00% Due 11/15/2028                                       AAA     2019 @ 100 S.F.      252,330
---------------                                                                                         -----------
$   2,000,000                                                                                           $ 1,917,225
===============                                                                                         ===========

--------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from October 7, 1998 to October 15, 1998.

(2) Other information regarding the Bonds is as follows:

                       COST TO           PROFIT (LOSS)
                       SPONSOR            TO SPONSOR
                   ---------------      ---------------
                 $    1,906,864        $     10,361

-----------------------------------------------

    The breakdown of the Preinsured Bond Insurers is as follows: AMBAC Assurance 12%, Financial Guaranty 25%, MBIA 58% and FSA 5%. The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   NEW JERSEY RISK FACTORS. The financial condition of the State of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

   All outstanding general obligation bonds to the State are rated "AA+" by Standard and Poor's and "Aa1" by Moody's.

   Further information concerning New Jersey risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

    In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Fund for New Jersey tax matters, under existing law:

    (1) The New Jersey IM-IT Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

   (2) With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

   (3) A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

   (4) Units of the New Jersey IM-IT Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

   (5) If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey IM-IT Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey IM-IT Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

    THE SPONSOR. Van Kampen Funds Inc. (formerly Van Kampen American Capital Distributors, Inc.) is the Sponsor of the Trusts. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. (formerly VK/AC Holding, Inc.). Van Kampen Investments Inc. is a wholly-owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. (formerly Morgan Stanley, Dean Witter, Discover & Co.). Van Kampen Investment Advisory Corp. (formerly Van Kampen American Capital Investment Advisory Corp.) is the Evaluator of the Trusts and is an affiliate of the Sponsor.

   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.

    NAME                                      ADDRESS                                                            UNITS
                                                                                                                 -----
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,716
  Gruntal & Company, L.L.C.                   14 Wall Street, New York, New York 10005                             100
  Morgan Stanley Dean Witter & Co.            2 World Trade Center, 59th Floor, New York, New York 10048           100
  Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014          100
                                                                                                                 -----
                                                                                                                 2,016
                                                                                                                 =====

   LETTER OF INTENT. A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of New Jersey Insured Municipals Income Trust, Series 124 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
307):

    We have audited the accompanying statement of condition and the portfolio of New Jersey Insured Municipals Income Trust, Series 124 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
307) as of October 16, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Jersey Insured Municipals Income Trust, Series 124 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307) as of October 16, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   October 16, 1998

                             STATEMENT OF CONDITION
                             AS OF OCTOBER 16, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)                      $           1,917,225
   Accrued interest to the First Settlement Date (1)(2)                   21,684
                                                           --------------------
         Total                                             $           1,938,909
                                                           ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)        $              21,684
   Interest of Unitholders--
         Cost to investors                                             2,016,000
         Less: Gross underwriting commission                              98,775
                                                           --------------------
         Net interest to Unitholders (1)(2)                            1,917,225
                                                           --------------------
         Total                                             $           1,938,909
                                                           ====================

--------------------------------------------------------------------------------

(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

                                PROSPECTUS PART I

                                OCTOBER 16, 1998

                       INSURED MUNICIPALS INCOME TRUST AND
             INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 307

             NEW JERSEY INSURED MUNICIPALS INCOME TRUST, SERIES 124

                              VAN KAMPEN FUNDS INC.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

    THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



                                   VAN KAMPEN
                                PROSPECTUS PART I

             MARYLAND INVESTORS' QUALITY TAX-EXEMPT TRUST, SERIES 87

--------------------------------------------------------------------------------

   Maryland Investors' Quality Tax-Exempt Trust, Series 87 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from Maryland state and local taxes when held by residents of Maryland (the "Bonds"). The objective of the Trust is Federal and Maryland tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Trust is referred to herein as the "State Trust" or "Quality Trust."

   The Trust consists of 10 issues of Bonds. Two of the Bonds are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: Health Care, 3 (31%); General Purpose, 2 (17%); General Obligation, 2 (15%); Higher Education, 1 (13%); Retail Electric/Gas/Telephone, 1 (12%) and Water and Sewer, 1 (12%). The dollar weighted average maturity of the Bonds is 27 years.

                                             Monthly             Semi-Annual
                                       ------------------    ------------------
Estimated Current Return:                     4.27%                  4.31%
Estimated Long Term Return:                   4.24%                  4.29%
CUSIP:                                     574080-18-0            574080-19-8

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).

   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.

   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation on an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                OCTOBER 16, 1998

    THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
Initial Date of Deposit:                October 16, 1998      Principal Amount of Bonds per Unit (1):          $ 969.44
Principal Amount of Bonds:                   $ 2,030,000      Number of Units:                                    2,094

--------------------------------------------------------------------------------
PUBLIC OFFERING PRICE
--------------------------------------------------------------------------------
Aggregate Offering Price of Bonds                                    $ 1,991,403
Aggregate Offering Price of Bonds per Unit                           $    951.00
  Plus Sales Charge per Unit                                         $     49.00
Public Offering Price per Unit (2)                                   $  1,000.00
Redemption Price per Unit                                            $    943.92
--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                                         Semi-
                                                           Monthly      Annual
                                                        -----------  -----------
Estimated Interest Income                               $     44.92  $     44.92
  Less Estimated Expenses                               $      2.22  $     1.78
Estimated Net Interest Income                           $     42.70  $     43.14
--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                                    Semi-
                                                  Monthly           Annual
                                            ----------------- ------------------
Initial Distribution                        $         2.25 on $          2.27 on
                                            November 25, 1998  November 25, 1998
Normal Distribution (3)                     $            3.55 $            21.57
Record Dates                                      10th day of    November 10 and
                                                   each month             May 10
Distribution Dates                                25th day of    November 25 and
                                                   each month             May 25
--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                                        Semi-
                                                          Monthly      Annual
                                                        -----------  -----------
Sales Charge (% of Public Offering Price)                     4.90%        4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (4) (5)                                 $     0.91   $      0.51
  Evaluator's Supervisory Fee                           $     0.25   $      0.25
  Evaluator's Evaluation Fee (4)                        $     0.30   $      0.30
  Other Operating Expenses                              $     0.78   $      0.74
                                                        -----------  -----------
Total Annual Expenses per Unit                          $     2.24   $      1.80
                                                        ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.

(2) After the First Settlement Date (October 21, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.

(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.

(4) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.

(5) During the first year the Trustee will reduce its fee by approximately $.02 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" Bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $44.94. Estimated Expenses will increase to $2.24 and $1.80 under the monthly and semi-annual distribution plans, respectively. Estimated Net Interest Income will remain as shown.

PORTFOLIO
----------------------------------------------------------------------------------------------------------------------
                                                                                                          OFFERING
                                                                                                          PRICE TO
                                                                         RATING(3)                        MARYLAND
                                                                    -------------------
AGGREGATE     NAME OF ISSUER, TITLE, INTEREST RATE AND              STANDARD             REDEMPTION       QUALITY
PRINCIPAL     MATURITY DATE OF BONDS (1)(2)                         & POORS    MOODY'S   FEATURE(4)       TRUST(2)
------------ ------------------------------------------------------ ---------- --------- ---------------- ------------
$    50,000   Commonwealth of Puerto Rico, Capital Appreciation Refunding
                General Obligation-Unlimited Tax Bonds, Public Improvement
                (MBIA Insured)
                #0.00% Due 07/01/2015.............................      AAA      Aaa                      $   23,073
     55,000   Maryland, Health and Higher Educational Facilities Authority,
                Revenue Bonds (John Hopkins Hospital)
                #0.00% Due 07/01/2019.............................      AA-      Aa3     2016 @ 80.41 S.F.    20,252
    300,000   Maryland, Health and Higher Educational Facilities Authority,
                Revenue Bonds (Memorial Hospital at Easton Issue) MBIA
                Insured
                #4.70% Due 07/01/2019##...........................      AAA      N/R     2008 @ 101          298,413
    250,000   Puerto Rico, Electric Power Authority, Power Revenue Refunding
                Bonds, Series EE (MBIA Insured)                                          2008 @ 101.50
                #4.75% Due 07/01/2024.............................      AAA      Aaa     2019 @ 100 S.F.     247,583
    150,000   Calvert County, Maryland, Economic Development Revenue
                Bonds (Asbury-Solomons) MBIA Insured                                     2008 @ 102
                #5.00% Due 01/01/2027.............................      AAA      Aaa     2018 @ 100 S.F.     153,945
    250,000   Howard County, Maryland, Refunding Bonds, Metropolitan
                District Project, General Obligation Bonds, Series A                     2008 @ 100
                #4.75% Due 02/15/2027.............................      AAA      Aaa     2019 @ 100 S.F.     248,545
    250,000   Baltimore, Maryland, Project Revenue Refunding Bonds,
                Wastewater Project, Series B (FGIC Insured)                              2008 @ 101
                #5.00% Due 07/01/2028.............................      AAA      Aaa     2019 @ 100 S.F.     257,100
    275,000   Maryland, Health and Higher Educational Facilities Authority,
                Revenue Bonds (Calvert Memorial Hospital)                                2008 @ 102
                #5.00% Due 07/01/2028.............................      N/R      A2      2020 @ 100 S.F.     281,066
    200,000   Commonwealth of Puerto Rico, Infrastructure Financing
                Authority, Special Tax Revenue Bonds, Series 1997A
                (AMBAC Assurance Insured)                                                2008 @ 101
                #5.00% Due 07/01/2028.............................      AAA      Aaa     2022 @ 100 S.F.     205,046
    250,000   Maryland, Health and Higher Education Facilities Authority,
                Revenue Bonds (Maryland Institute-College of Art Issue)
                FSA  Insured                                                             2008 @ 101
                #5.00% Due 06/01/2029.............................      N/R      Aaa     2020 @ 100 S.F.     256,380
------------                                                                                              ----------
$ 2,030,000                                                                                               $1,991,403
============                                                                                              ==========

For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from September 3, 1998 to October 15, 1998.

(2) Other information regarding the Bonds is as follows:

                      COST TO           PROFIT (LOSS)
                      SPONSOR            TO SPONSOR
                  ---------------      ---------------
                $    1,975,963        $    15,440
-----------

    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   MARYLAND RISK FACTORS. The financial condition of the State of Maryland is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

   The State of Maryland currently maintains a "triple A" bond rating from Standard & Poor's and Moody's on its general obligation indebtedness.

   Further information concerning Maryland risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. The Internal Revenue Service Restructuring and Reform Act of 1998 provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. For a discussion of the Federal tax status of income earned on Units, see "Federal Tax Status" in Prospectus Part II.

   In the opinion of Saul, Ewing, Remick & Saul LLP, special counsel to the Fund for Maryland tax matters, under existing Maryland income tax law applicable to taxpayers whose income is subject to Maryland income taxation:

   (1) For Maryland State and local income tax purposes, the Maryland Quality Trust will not be recognized as an association taxable as a corporation, but rather as a fiduciary whose income will not be subject to Maryland State and local income taxation.

   (2) To the extent that interest derived from the Maryland Quality Trust by a Unitholder with respect to the obligations of the State of Maryland, the Government of Puerto Rico and their political subdivisions is excludable from Federal gross income, such interest will not be subject to Maryland State or local income taxes. Interest paid to a "financial institution" will be subject to the Maryland State franchise tax on financial institutions.

   (3) In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended from time to time, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds constitutes a tax preference item for the purpose of calculating the federal alternative minimum tax. Accordingly, if the Maryland Quality Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable in Maryland.

   (4) Capital gain, including gain realized by a Unitholder from the redemption, sale or other disposition of a Unit, will be included in the Maryland taxable base of Unitholders for Maryland State and local income taxation purposes. However, Maryland defines the taxable net income of individuals as Federal adjusted gross income with certain modifications. Likewise, the Maryland taxable net income of corporations is Federal taxable income with certain modifications. There is available to Maryland income taxpayers a modification which allows those taxpayers to subtract from the Maryland taxable base the gain included in Federal adjusted gross income or Federal taxable income, as the case may be, which is realized from the disposition of obligations issued by the State of Maryland or its political subdivisions by the Maryland Quality Trust. Consequently, by making that modification, a Unitholder who is entitled to make the subtraction modification will not be subject to Maryland State or local income tax with respect to gain realized upon the disposition of obligations issued by the State of Maryland or its political subdivisions by the Maryland Quality Trust. Profit realized by a "financial institution" from the sale or exchange of Bonds will be subject to the Maryland Franchise Tax.

   These opinions relate only to the treatment of the Maryland Quality Trust and the Units under the Maryland State and local income tax laws and Maryland franchise tax laws. Unitholders should consult tax counsel as to other Maryland tax consequences not specifically considered in these opinions. For example, no opinion is expressed as to the treatment of the Units under the Maryland inheritance and estate tax laws.

    THE SPONSOR. Van Kampen Funds Inc. (formerly Van Kampen American Capital Distributors, Inc.) is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. (formerly VK/AC Holding, Inc.). Van Kampen Investments Inc. is a wholly-owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. (formerly Morgan Stanley, Dean Witter, Discover & Co.). Van Kampen Investment Advisory Corp. (formerly Van Kampen American Capital Investment Advisory Corp.) is the Evaluator of the Trust and is an affiliate of the Sponsor.

   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.

    NAME                                      ADDRESS                                                            UNITS
                                                                                                                 -----
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,694
  Gruntal & Company, L.L.C.                   14 Wall Street, New York, New York 10005                             100
  Morgan Stanley Dean Witter & Co.            2 World Trade Center, 59th Floor, New York, New York 10048           100
  Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014          100
  Wheat First Union                           River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                                 -----
                                                                                                                 2,094
                                                                                                                 =====

   LETTER OF INTENT. A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Maryland Investors' Quality Tax-Exempt Trust, Series 87 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
307):

    We have audited the accompanying statement of condition and the portfolio of Maryland Investors' Quality Tax-Exempt Trust, Series 87 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
307) as of October 16, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maryland Investors' Quality Tax-Exempt Trust, Series 87 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307) as of October 16, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   October 16, 1998

                             STATEMENT OF CONDITION
                             AS OF OCTOBER 16, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)                      $           1,991,403
   Accrued interest to the First Settlement Date (1)(2)                   25,478
                                                           --------------------
         Total                                             $           2,016,881
                                                           ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)        $              25,478
   Interest of Unitholders--
         Cost to investors                                             2,094,000
         Less: Gross underwriting commission                             102,597
                                                           --------------------
         Net interest to Unitholders (1)(2)                            1,991,403
                                                           --------------------
         Total                                             $           2,016,881
                                                           ====================

--------------------------------------------------------------------------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

                                PROSPECTUS PART I

                                OCTOBER 16, 1998

                       INSURED MUNICIPALS INCOME TRUST AND
             INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 307

             MARYLAND INVESTORS' QUALITY TAX-EXEMPT TRUST, SERIES 87

                              VAN KAMPEN FUNDS INC.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

    THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


February 1998

                           VAN KAMPEN AMERICAN CAPITAL
                               PROSPECTUS PART II

INSURED MUNICIPALS INCOME TRUST, INSURED MULTI-SERIES AND
INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
  MULTI-SERIES
--------------------------------------------------------------------------------

   THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Prospectus Part I. The Bonds are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is exempt from all Federal income taxes under existing law in the opinion of bond counsel to the issuer. In addition, the interest income of each State Trust is, in the opinion of bond counsel to the issuer, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of the Bonds are located. Except in specific instances as noted in Prospectus Part I, the information contained in this Prospectus Part II shall apply to each Trust in its entirety.

   "AAA" RATING FOR THE INSURED TRUSTS. Insurance guaranteeing the payments of principal and interest, when due, on the Bonds in each Insured Trust has been obtained from a municipal bond insurance company. See "Insurance on the Bonds in the Insured Trusts". Insurance relates only to the Bonds and not to the Units or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's"). Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any government agency and are subject to investment risk, including possible loss of the principal amount invested.

   PUBLIC OFFERING PRICE. The Public Offering Price of Units during the initial offering period includes the aggregate offering price of the Bonds, the applicable sales charge, cash, if any, in the Principal Account of the Trust, and accrued interest, if any. Sales charges for the Trusts are set forth under "Public Offering--General." During the initial offering period, the sales charge is reduced for sales involving at least 100 Units.

   ESTIMATED CURRENT AND LONG-TERM RETURNS. The Estimated Current Returns and Estimated Long-Term Returns to Unitholders are described on the cover of Prospectus Part I. See "Estimated Current and Long-Term Returns."

   DISTRIBUTION OPTIONS. Unitholders may elect to receive distributions on a monthly or semi-annual basis. See "Rights of Unitholders--Distributions of Interest and Principal". Those indicating no choice will be deemed to have chosen the monthly distribution plan.

   MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units. If a secondary market is not available, a Unitholder will always be able to redeem his Units through the Trustee on any business day. See "Rights of Unitholders--Redemption of Units" and "Public Offering--Market for Units".

   REINVESTMENT OPTION. Unitholders may reinvest their distributions into Van Kampen American Capital or Morgan Stanley mutual funds. See "Rights of Unitholders--Reinvestment Option". Unitholders may also have the option of exchanging their investment for units of other Van Kampen American Capital unit investment trusts at a reduced sales charge. Unitholders may obtain a prospectus for such trusts from the Sponsor.

   RISK FACTORS. An investment in Units should be made with an understanding of certain risks, including, among other factors, the inability of the issuer or an insurer, if any, to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts--Risk Factors".

THIS PROSPECTUS PART II MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

   An Information Supplement has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling (800) 856-8487 or is available along with other related materials at the SEC's Internet site
   (http://www.sec.gov). This Prospectus incorporates by reference the entire
                            Information Supplement.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE TRUSTS
--------------------------------------------------------------------------------

    THE FUND. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "Fund"), consists of the underlying separate unit investment trusts described in Prospectus Part I. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

    The Fund consists of separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of Bonds in a State Trust are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the Bond issuers, the interest earned on the Bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

    On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The Bonds initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the Bonds, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

    The portfolio of any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the Bonds which matured.

    Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

    OBJECTIVES AND BOND SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the Bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the Bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

    In selecting Bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the Bonds was not less than "BBB-" for Insured Trusts and "A-" for Quality Trusts, or the Moody's Investors Service, Inc. ("Moody's") rating of the Bonds was not less than "Baa" for Insured Trusts and "A" for the Quality Trusts, including provisional or conditional ratings, respectively, (or, if not rated, the Bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by the Fund in the opinion of the Sponsor), (b) the prices of the Bonds relative to other bonds of comparable quality and maturity, (c) the diversification of Bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a Bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond (see "Fund Administration--Portfolio Administration").

    RISK FACTORS. The Trusts include certain types of bonds as described on the cover of Prospectus Part I. An investment in Units should be made with an understanding of the characteristics of and risks associated with such bonds. The following is a brief summary of certain of these risks. Additional information is included in Prospectus Part I and in the Information Supplement. See "Additional Information". Neither the Sponsor nor the Trustee are liable for any default, failure or defect in any of the Bonds.

    Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of the entity. All other Bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds, both within a particular classification and between classifications, depending on numerous factors.

    Mortgage loan obligations may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. A substantial portion of these bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on mortgage revenue bonds.

    Health care revenue bonds have ratings issued for health care facilities that are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates and legislation establishing state rate-setting agencies.

    Public utility bond issuers sell wholesale and retail electric power and gas. General problems of these issuers include difficulty in financing large construction programs in an inflationary period, costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, difficulty in obtaining fuel at reasonable prices, the effect of energy conservation and government regulations.

    Water and/or sewerage revenue bonds are generally payable from user fees. The problems of these issuers include the ability to obtain rate increases, population decline resulting in decreased user fees, financing, environmental considerations, discovering fresh water and the impact of "no-growth" zoning ordinances.

    Industrial revenue bonds ("IRBs") have generally been issued under bond resolutions under which the revenues and receipts payable have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor which may be affected by such things as cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents, extensive competition and financial deterioration resulting from a corporate restructuring.

    Lease bonds are secured by lease payments of a governmental entity and are often in the form of certificates of participation. Although the lease bonds do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease bond is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease bond. However, certain lease bonds contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease bond could result in insufficient funds available for payment of the bonds secured thereby. Although "non-appropriation" lease bonds are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

    Education bond issuers govern the operation of schools, colleges and universities and revenues are derived mainly from ad valorem taxes or from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the financing of public education, a declining percentage of the population consisting of "college" age individuals, inability to raise tuitions and fees sufficiently and government legislation or regulations which may adversely affect the revenues or costs of the issuers.

    Transportation bonds are payable from revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. Airport operating income may be affected by the ability of the airlines to meet their obligations under use agreements. Payment on bonds related to other facilities may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

    Certain Bonds are payable from revenues derived from the operation of resource recovery facilities which are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of circumstances such as destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, and operating supplies or facilities, or other unavoidable changes adversely affecting the operation of a project.

    Certain Bonds may have been acquired at a market discount from par value at maturity. The interest rates on these bonds are lower than current market interest rates for newly issued bonds of comparable rating and type. Generally, if interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will increase, and if interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will decrease. The value of bonds purchased at a market discount will generally increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will generally decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

    Certain Bonds may be "original issue discount" bonds which were issued with interest rates less than rates offered by comparable bonds and were originally sold at a discount from their par value. These bonds may include "zero coupon" bonds which are described below. In a stable interest rate envronment, the market value of an original issue discount bond would tend to increase more slowly in the early years and in greater increments as the bond approached maturity. These bonds may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption plus some premium, if applicable. Under these call provisions, these bonds may be called prior to maturity at a price less than par value. See "Federal Tax Status" for a discussion of the tax consequenses of owning these bonds.

    Certain Bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning these bonds is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the bond. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest income at a rate as high as the implicit yield on the discount bond, but at the same time eliminates the ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality which pay interest.

    Certain Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of these Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to a Trust after the expected dates of delivery, Unitholders who purchase their Units prior to the actual delivery date would be required to adjust their tax basis in their Units for a portion of the interest accruing on those Bonds during the interval between their purchase of Units and the actual delivery of the Bonds. As a result of any adjustment, the Estimated Current Return during the first year would be slightly lower than stated herein. Unitholders will be "at risk" with respect to all Bonds (i.e., may derive either gain or loss from fluctuations in the value of the Bonds) from the date they order Units.

    Certain Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the bond price is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions generally will result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units. See "Portfolio" in Prospectus Part I for a list of the sinking fund and call provisions, if any, with respect to the Bonds. The Sponsor is unable to predict all of the circumstances which may result in redemption of a Bond.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to the Bonds. Such litigation may affect the validity of the Bonds or the tax-free nature of interest payments. While the outcome of litigation can never be predicted, the Fund has received or will receive opinions of bond counsel to the issuers of each Bond on the date of issuance to the effect that the Bonds have been validly issued and interest payments are exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

    Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." While the Sponsor, Evaluator and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts. The Year 2000 Problem may impact certain issuers of the Bonds to varying degrees, however, the Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on any issuer.

ESTIMATED CURRENT AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

    The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price will vary with changes in the price of the Bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

    In order to acquire certain Bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the Bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related Bonds. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
--------------------------------------------------------------------------------

    GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.

    The initial offering period sales charges are as follows:

                                                                   INITIAL OFFERING PERIOD SALES CHARGE
                                                                               AS PERCENT OF
                                                                   ------------------------------------
                                                                   PUBLIC OFFERING       OFFERING PRICE
  TRUST                                                                  PRICE              OF BONDS
 ------------------------------------------------------------------------------------------------------
  IM-IT, U.S. Territorial IM-IT, Long-Term State and National
    Quality Trusts                                                       4.900%               5.152%
  IM-IT Limited Maturity Trusts                                          4.300                4.493
  IM-IT Discount Trusts                                                  4.000                4.167
  IM-IT Intermediate Trusts                                              3.900                4.058
  State Intermediate Laddered Maturity Trusts                            3.000                3.093
  IM-IT Short Intermediate Trusts                                        2.000                2.041

    The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:

                                                              SALES CHARGE REDUCTION PER UNIT
                                    -----------------------------------------------------------------------------------
                                        IM-IT, U.S.
                                    TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT             IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
-----------------------------       --------------------    --------------------    ----------------      -------------
100-249 Units                       $               4.00    $               2.00    $           2.00      $        4.00
250-499 Units                       $               6.00    $               3.00    $           4.00      $        6.00
500-999 Units                       $              14.00    $               4.00    $           6.00      $        9.00
1,000 or more Units                 $              19.00    $               6.00    $           8.00      $       11.00
-----------------------------

    * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

    The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life of a Trust's portfolio:

 YEARS TO MATURITY    SALES CHARGE     YEARS TO MATURITY       SALES CHARGE   YEARS TO MATURITY      SALES CHARGE
 -----------------    ------------     -----------------       ------------   -----------------      ------------
         1                  1.010%            8                      3.627%         15                     5.042%
         2                  1.523             9                      4.167          16                     5.152
         3                  2.041            10                      4.384          17                     5.263
         4                  2.302            11                      4.603          18                     5.374
         5                  2.564            12                      4.712          19                     5.485
         6                  2.828            13                      4.822          20                     5.597
         7                  3.093            14                      4.932          21 to 30               5.708

    For purposes of computation of the estimated long-term return life, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or
(b) the Bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.

    Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts.

    Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen American Capital Distributors, Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

    Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.

    Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

    OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the Bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the Bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the Bonds prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. During the initial offering period, the Evaluator will value the Bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of Bonds may be expected to average approximately 0.5%-1% more than the bid price.

    The aggregate price of the Bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Bonds will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

    The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

    A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

    ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

    UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period for any single transaction as described in the following table, provided that the Units are acquired from the Sponsor.

                                            IM-IT, U.S.
                                            TERRITORIAL
                                           IM-IT, LONG-                                              IM-IT                STATE
                              IM-IT      TERM STATE AND     IM-IT SHORT             IM-IT          LIMITED         INTERMEDIATE
                           DISCOUNT            NATIONAL    INTERMEDIATE      INTERMEDIATE         MATURITY             LADDERED
                              TRUST      QUALITY TRUSTS           TRUST             TRUST            TRUST       MATURITY TRUST
                        -----------      --------------    ------------       -----------      -----------       --------------
  1 - 99 Units          $     18.00         $     30.00     $     10.00       $     25.00      $     27.00       $        20.00
  100 - 249 Units       $     19.00         $     32.00     $     11.00       $     28.00      $     30.00       $        21.00
  250 - 499 Units       $     20.00         $     34.00     $     11.00       $     27.00      $     30.00       $        21.00
  500 - 999 Units       $     20.00         $     35.00     $     12.00       $     30.00      $     32.00       $        23.00
  1,000 - 1,499 Units   $     20.00         $     34.00     $     12.00       $     29.00      $     29.00       $        22.00
  1,500 or more Units   $     20.00         $     34.00     $     12.00       $     29.00      $     29.00       $        22.00

    The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Public Offering--General". In addition to the concessions and agency commissions described in the table, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. These additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

    SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to the sales charge applicable to the transaction involved. "Public Offering--General". The Sponsor will receive from the Underwriters the excess of this gross sales commission over the amounts set forth in the following table, as of the Date of Deposit. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

                                               IM-IT, U.S.
                                               TERRITORIAL
                                              IM-IT, LONG-                                           IM-IT                STATE
                              IM-IT         TERM STATE AND   IM-IT SHORT            IM-IT          LIMITED         INTERMEDIATE
                           DISCOUNT               NATIONAL  INTERMEDIATE     INTERMEDIATE         MATURITY             LADDERED
                              TRUST         QUALITY TRUSTS         TRUST            TRUST            TRUST       MATURITY TRUST
                        -----------         --------------  ------------      -----------      -----------       --------------
  1 - 99 Units          $     20.00         $     35.00     $     12.00       $     27.00      $     29.00       $        22.00
  100 - 249 Units       $     21.00         $     37.00     $     13.00       $     30.00      $     32.00       $        23.00
  250 - 499 Units       $     22.00         $     39.00     $     13.50       $     29.50      $     32.00       $        23.00
  500 - 999 Units       $     22.00         $     40.00     $     14.00       $     32.50      $     34.50       $        25.00
  1,000 - 1,499 Units   $     22.00         $     39.00     $     14.00       $     31.00      $     31.00       $        24.00
  1,500 or more Units   $     22.00         $     39.00     $     14.00       $     31.00      $     31.00       $        24.00

    A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., Inc. ("Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.

    In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of the Bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. Underwriters may also realize profits or losses with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the Bonds in the Trusts were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the Bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the Bonds to the Sponsor and the evaluation of the Bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

    Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

    MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the Bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

RIGHTS OF UNITHOLDERS
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    DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

    Interest received by a Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

    Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

    REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181.

    After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

    REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.

    Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

    The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Bonds based on the bid prices of the Bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the Bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless the Bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

    The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units redeemed. The Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

    CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

    REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the Bonds, actual Trust distributions, Trust expenses, a list of the Bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the Bonds upon request.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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    Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the Bonds or the Sponsor and any policy is non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers are either AMBAC Assurance Corporation or Financial Guaranty Insurance Company. More detailed information regarding insurance on the Bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

    The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the Bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the Bond plus accrued interest to the date of payment and thereby retire the Bond from the Trust prior to the Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. The Trustee, upon the sale of a Bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the Bond (i.e., insurance to maturity of the Bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the Bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the Bonds were sold on an uninsured basis.

    The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                     FINANCIAL INFORMATION (IN MILLIONS OF DOLLARS)
                                                     ----------------------------------------------
                                                          ADMITTED              POLICYHOLDERS'
NAME                                                       ASSETS                  SURPLUS
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AMBAC Assurance Corporation (at 6/30/97)                  $  2,736                $   1,548
Capital Markets Assurance Corporation (at 9/30/97)             351                      192
Financial Guaranty Insurance Company (at 9/30/97)            2,531                    1,247
Financial Security Assurance, Inc. (at 9/30/97)              1,404                      517
MBIA Insurance Corporation (at 9/30/97)                      5,100                    1,700

    Because the Bonds are insured by Portfolio Insurers or Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. This rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings" in the Information Supplement. This rating should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or of the Units.

    Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

FUND ADMINISTRATION
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    SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

    MSDWD is a global financial services firm with a market capitalization of more than $21 billion, which was created by the merger of Morgan Stanley Group Inc. with Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

    Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

    As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $10.85 billion is invested in municipal bonds. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

    TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

    PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Bonds generally will not be sold or replaced. The Sponsor may, however, direct that Bonds be sold in certain limited situations to protect to the Trust based on advice from the Evaluator. These situations may include default in interest or principal payments on the Bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell Bonds designated by the Evaluator for purposes of redeeming Units or payment of expenses. The Evaluator will consider a variety of factors in designating Bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the Bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which Bonds may be sold or replaced. See "Additional Information".

    REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because Bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any Bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

    AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of Bonds in addition to or in substitution for any of the Bonds initially deposited in the Trust, except for the substitution of certain refunding Bonds. The Trustee will notify Unitholders of any amendment.

    TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last Bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of Bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining Bonds. The sale of Bonds upon termination may result in a lower amount than might otherwise be realized if sale were not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

    LIMITATION ON LIABILITIES. The Sponsor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the Bonds, on it as Trustee under the Trust Agreement or on the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located from state income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any review of the Trust proceedings relating to the issuance of the Bonds or of the basis of such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Prospectus:

   (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

   (2) Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sale rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

   (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

   (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

         "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

    In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced which would extend the Superfund Tax. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to all corporations. Investors with questions regarding these issues should consult their tax advisers.

    In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    In the opinion of special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

    All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year. For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. Except as otherwise noted in Prospectus Part I, the Trusts do not include any such private activity bonds issued on or after that date.

    Section 86 of the Code provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

    For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
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    The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive the annual supervisory fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing portfolio supervisory services for the Fund. In addition, the Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. These fees may exceed the actual costs of providing these services for a Trust but the total amount received by the Evaluator for providing these services to all Van Kampen American Capital unit investment trusts will not exceed the total cost of providing the services in any calendar year. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of Bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

    Premiums for any portfolio insurance are obligations of each Insured
Trust and are payable monthly by the Trustee on behalf of the Trust. As Bonds in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds.

    The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Bonds to pay such amounts.

    On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

ADDITIONAL INFORMATION
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    This Prospectus does not contain all the information set forth in the Registration Statement filed by the Fund with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Bonds, investment risks and general information about the Fund. This Prospectus incorporates by reference the entire Information Supplement. The Information Supplement may be obtained by contacting the Trustee or is available along with other related materials at the SEC's Internet site (http://www.sec.gov).

OTHER MATTERS
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    LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and Special counsel to the Fund for New York tax matters. Special counsel to the Fund for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                TABLE OF CONTENTS
                  TITLE                                    PAGE
          The Trusts                                         2
             The Fund                                        2
             Objectives and Bond Selection                   2
             Risk Factors                                    3
          Estimated Current and Long-Term Returns            5
          Public Offering                                    6
             General                                         6
             Offering Price                                  7
             Accrued Interest                                8
             Unit Distribution                               8
             Sponsor and Underwriter Compensation            9
             Market for Units                               10
          Rights of Unitholders                             11
             Distributions of Interest and Principal        11
             Reinvestment Option                            11
             Redemption of Units                            11
             Certificates                                   12
             Reports Provided                               12
          Insurance on the Bonds in the Insured Trusts      13
          Fund Administration                               14
             Sponsor                                        14
             Trustee                                        14
             Portfolio Administration                       14
             Replacement Bonds                              15
             Amendment of Trust Agreement                   15
             Termination of Trust Agreement                 15
             Limitation on Liabilities                      15
          Federal Tax Status                                16
          Expenses                                          18
          Additional Information                            19
          Other Matters                                     19
             Legal Matters                                  19
             Independent Certified Public Accountants       19

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   No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

   This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                               PROSPECTUS PART II

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                                  FEBRUARY 1998

              INSURED MUNICIPALS INCOME TRUST, INSURED MULTI-SERIES

                                       AND

                         INSURED MUNICIPALS INCOME TRUST
             AND INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES

          ------ A Wealth of Knowledge o Knowledge of Wealth(sm) ------
                           VAN KAMPEN AMERICAN CAPITAL

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

                                   VAN KAMPEN

                             INFORMATION SUPPLEMENT

INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 307

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   This Information Supplement provides additional information concerning the risks and operations of the Fund which is not described in the Prospectus for the Fund. This Information Supplement should be read in conjunction with the Fund's prospectus. This Information Supplement is not a prospectus (but is incorporated into the Prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS

                                                                            PAGE
Municipal Bond Risk Factors...............................................    2
Insurance on the Bonds in the Insured Trusts..............................    6
Portfolio Administration..................................................   12
Trustee Information.......................................................   13
Termination of the Trust Agreement........................................   14
Description of Ratings....................................................   14
Equivalent Taxable Estimated Current Return Tables........................   16
Connecticut Risk Factors..................................................   18
New Jersey Risk Factors...................................................   20
Maryland Risk Factors.....................................................   23
Estimated Cash Flows to Unitholders.......................................   26

                           MUNICIPAL BOND RISK FACTORS

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described on the cover of the related Prospectus Part
I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

   Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

   Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds to make payments of principal and/or interest on such Bonds.

   Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the Bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.

   Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Certain of the Bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units.

   Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS

   Insurance has been obtained by each Insured Trust, by the issuer of Bonds in an Insured Trust, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See Settlement of Bonds in "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are either AMBAC Assurance Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Fund Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

    Capital Markets Assurance Corporation ("CapMAC") is a New York-domiciled monoline stock insurance company which engages only in the business of financial guaranty and surety insurance. CapMAC is licensed in all 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

    CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's, "AAA" by Duff & Phelps Credit Rating Co. ("Duff & Phelps") and "AAA" by Nippon Investors Service, Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

    Pursuant to a merger of a subsidiary of MBIA Inc. with and into CapMAC Holdings Inc., CapMAC became an indirect wholly-owned subsidiary of MBIA Inc. on February 17, 1998. MBIA Inc., through its wholly-owned subsidiary, MBIA Insurance Corporation, is a financial guaranty insurer of municipal bonds and structured finance transactions. MBIA Insurance Corporation has a claims paying rating of triple-A from Moody's Investor Service, Inc., Standard & Poor's Ratings Services and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.). Pursuant to a reinsurance agreement, it is anticipated that CapMAC will cede all of its net insured risks, as well as its unearned premiums and contingency reserves, to MBIA Insurance Corporation and that MBIA Insurance Corporation will reinsure CapMAC's net outstanding exposure. NEITHER MBIA INC. NOR ANY OF ITS STOCKHOLDERS IS OBLIGATED TO PAY ANY CLAIMS UNDER ANY POLICY ISSUED BY CAPMAC OR ANY DEBTS OF CAPMAC OR TO MAKE ADDITIONAL CAPITAL CONTRIBUTIONS TO CAPMAC.

    CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

    CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s). THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW. As of December 31, 1995 and 1996, CapMAC had qualified statutory capital (which consists of policyholders' surplus, statutory capital, and contingency reserves) of approximately $260 million and $240 million, respectively, and had not incurred any debt obligations. As of September 30, 1997, CapMAC had qualified statutory capital of $278.6 million and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

    Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, are filed with the Insurance Department of the State of New York and are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone is (212) 755-1155.

    Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation ("AMBAC Assurance"). AMBAC Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,967,246,831 (unaudited) and statutory capital of approximately $1,715,481,691 (unaudited) as of March 31, 1998. Statutory capital consists of AMBAC Assurance's policyholders' surplus and statutory contingency reserve. AMBAC Assurance is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Assurance.

    Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Assurance. The address of AMBAC Assurance's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

    AMBAC Assurance has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Assurance has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of CapMAC, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CapMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves to MBIA. MBIA, Inc. is not obligated to pay debts of or claims against CapMAC.

    As of December 31, 1997, the insurer had admitted assets of $5.3 billion (audited), total liabilities of $3.5 billion (audited), and total capital and surplus of $1.8 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of June 30, 1998, MBIA had admitted assets of $6.0 billion (unaudited), total liabilities of $4.0 billion (unaudited), and total capital and surplus of $2.0 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

    Effective December 31, 1989, MBIA, Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

    Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG-1," both designated to be of the highest quality.

    Standard & Poor's rates all new issues insured by MBIA "AAA" Prime Grade. Moody's, Standard & Poor's and Fitch IBCA, Inc. (formerly Fitch Investors
Service, L.P.), all rate the claims paying ability of MBIA as "Triple A."
    The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Obligations. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Obligations and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Obligations.

    Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of June 30, 1998, the total capital and surplus of Financial Guaranty was $1,282,692,798. Financial Guaranty prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

    In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia. Financial Security Assurance Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

    Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

    Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., U S WEST Capital Corporation and The Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Financial Security is obligated to pay any debt of Financial Security or its subsidiaries or any claim under any insurance policy issued by Financial Security or its subsidiaries or to make any additional contribution to the capital of Financial Security or its subsidiaries. As of March 31, 1998, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $808,603,000 (unaudited) and $503,683,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $923,047,000 (unaudited) and $428,158,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is (212) 826-0100.

    Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or any of its domestic operating insurance company subsidiaries (including FSA Maryland) are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security and FSA Maryland reinsure a portion of their liabilities under certain of their financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit the obligations of Financial Security or FSA Maryland under any financial guaranty insurance policy.

    The claims-paying ability of Financial Security and FSA Maryland is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Ratings Services, Nippon Investors Service Inc. and Standard & Poor's (Australia) Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

    Capital Guaranty Insurance Company was involved in a merger in 1995. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly owned subsidiary of Financial Security Assurance Inc. For further description, see "Financial Security Assurance Inc." herein.

    The address of FSA Maryland and its telephone number are Steuart Tower, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

   In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

   Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

   In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Assurance shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.

   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Bonds upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such Bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "Fund Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any Bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

                               TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Fund.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of Bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of Bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS

   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

    The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

    The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

    II.Nature of and provisions of the obligation.

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

   AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

   AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

   A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

   BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

   Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

   Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

   As of the date of the Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1998. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $124,500. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of recent Federal tax legislation.


CONNECTICUT

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX           4%        4 1/2%    5%       5 1/2%    6%        6 1/2%    7%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $      0-42.35        18.3%       4.90%     5.51%     6.12%     6.73%     7.34%     7.96%     8.57%
     25.35 - 61.40     42.35 - 102.30       31.2        5.81      6.54      7.27      7.99      8.72      9.45     10.17
     61.40 - 128.10   102.30 - 155.95       34.1        6.07      6.83      7.59      8.35      9.10      9.86     10.62
     128.10 - 278.45  155.95 - 278.45       38.9        6.55      7.36      8.18      9.00      9.82     10.64     11.46
       Over 278.45        Over 278.45       42.3        6.93      7.80      8.67      9.53     10.40     11.27     12.13

NEW JERSEY

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX           4%        4 1/2%    5%       5 1/2%    6%        6 1/2%    7%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        16.5%       4.79%     5.39%     5.99%     6.59%     7.19%     7.78%     8.38%
     25.35 - 61.40     42.35 - 102.30       32.0        5.88      6.62      7.35      8.09      8.82      9.56     10.29
     61.40 - 128.10   102.30 - 155.95       35.4        6.19      6.97      7.74      8.51      9.29     10.06     10.84
     128.10 - 278.45  155.95 - 278.45       40.1        6.68      7.51      8.35      9.18     10.02     10.85     11.69
       Over 278.45        Over 278.45       43.4        7.07      7.95      8.83      9.72     10.60     11.48     12.37

MARYLAND

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX           4%        4 1/2%    5%       5 1/2%    6%        6 1/2%    7%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        19.10%      4.94%     5.56%     6.18%     6.80%     7.42%     8.03%     8.65%
     25.35 - 61.40     42.35 - 102.30       31.50       5.84      6.57      7.30      8.03      8.76      9.49     10.22
     61.40 - 128.10   102.30 - 155.95       34.40       6.10      6.86      7.62      8.38      9.15      9.91     10.67
     128.10 - 278.45  155.95 - 278.45       39.10       6.57      7.39      8.21      9.03      9.85     10.67     11.49
       Over 278.45        Over 278.45       42.50       6.96      7.83      8.70      9.57     10.43     11.30     12.17
-----------------
*The table does not reflect county income taxes.

   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the Prospectus.

                            CONNECTICUT RISK FACTOR
   The following information is only a summary of risk factors associated with Connecticut. It has been compiled from official government statements and other publicly available documents. Although the Sponsor has not independently verified the information, it has no reason to believe that it is not correct in all material respects.

   Manufacturing has historically been of prime economic importance to Connecticut (sometimes referred to as the "State"). The manufacturing industry is diversified, with transportation equipment (primarily aircraft engines, helicopters and submarines) the dominant industry, followed by non-electrical machinery, fabricated metal products and electrical machinery. As a result of a rise in employment in service-related industries and a decline in manufacturing employment, however, manufacturing accounted for only 17.39% of total non-agricultural employment in Connecticut in 1996. Defense-related business represents a relatively high proportion of the manufacturing sector. On a per capita basis, defense awards to Connecticut have traditionally been among the highest in the nation, and reductions in defense spending have had a substantial adverse impact on Connecticut's economy.

   The average annual unemployment rate in Connecticut increased from a low of 3.0% in 1988 to 7.6% in 1992 and, after a number of important changes in the method of calculation, was reported to be 5.8% in 1996. Average per capita personal income of Connecticut residents increased in every year from 1987 to 1996, rising from $21,592 to $33,875. However, pockets of significant unemployment and poverty exist in several Connecticut cities and towns.

   At the end of the 1990-1991 fiscal year, the General Fund had an accumulated unappropriated deficit of $965,712,000. For the six fiscal years ended June 30, 1997, the General Fund ran operating surpluses, based on the State's budgetary method of accounting, of approximately $110,200,000, $113,500,000, $19,700,000,
$80,500,000, $250,000,000 and $262,600,000, respectively. General Fund budgets for the biennium ending June 30, 1999, were adopted in 1997. General Fund expenditures and revenues are budgeted to be approximately $9,550,000,000 and $9,700,000,000 for the 1997-1998 and 1998-1999 fiscal years, respectively, an increase of more than 35% from the budgeted expenditures of approximately $7,008,000,000 for the 1991-1992 fiscal year.

   During 1991, the State issued a total of $965,710,000 Economic Recovery Notes. The notes were to be payable no later than June 30, 1996, but as part of the budget adopted for the biennium ending June 30, 1997, payment of the notes scheduled to be paid during the 1995-1996 fiscal year was rescheduled to be made over the four fiscal years ending June 30, 1999. The outstanding notes were $157,055,000 as of December 1, 1997.

   The State's primary method for financing capital projects is through the sale of general obligation bonds. These bonds are backed by the full faith and credit of the State. As of December 1, 1997, the State had authorized direct general obligation bond indebtedness totaling $11,460,239,000, of which $10,159,950,000 had been approved for issuance by the State Bond Commission and $9,181,272,000 had been issued. As of December 1, 1997, State direct general obligation indebtedness outstanding was $6,475,986,251.

   In 1995, the State established the University of Connecticut as a separate corporate entity to issue bonds and construct certain infrastructure improvements. The University is authorized to issue bonds totaling $962,000,000 to finance the improvements. The University's bonds will be secured by a State debt service commitment, the aggregate amount of which is limited to $382 million for the four fiscal years ending June 30, 1999, and $580 million for bonds issued in the six fiscal years ending June 30, 2005.

   In addition, the State has limited or contingent liability on a significant amount of other bonds. Such bonds have been issued by the following quasi-public agencies: the Connecticut Housing Finance Authority, the Connecticut Development Authority, the Connecticut Higher Education Supplemental Loan Authority, the Connecticut Resources Recovery Authority and the Connecticut Health and Educational Facilities Authority. Such bonds have also been issued by the cities of Bridgeport and West Haven and the Southeastern Connecticut Water Authority. As of March 3, 1998, the amount of bonds outstanding on which the State has limited or contingent liability totaled $4,000,900,000.

   In 1984, the State established a program to plan, construct and improve the State's transportation system (other than Bradley International Airport). The total cost of the program through June 30, 2002, is currently estimated to be $12.3 billion, to be met from federal, state, and local funds. The State expects to finance most of its $5.1 billion share of such cost by issuing $4.6 billion of special tax obligation ("STO") bonds. The STO bonds are payable solely from specified motor fuel taxes, motor vehicle receipts, and license, permit and fee revenues pledged therefor and credited to the Special Transportation Fund, which was established to budget and account for such revenues.

   As of December 1, 1997, the General Assembly had authorized $4,302,700,000 of such STO bonds, of which $3,894,700,000 of new money borrowings had been issued. It is anticipated that additional STO bonds will be authorized annually in amounts necessary to finance and to complete the infrastructure program. Such additional bonds may have equal rank with the outstanding bonds provided certain pledged revenue coverage requirements are met. The State expects to continue to offer bonds for this program.

   The State's general obligation bonds are rated Aa3 by Moody's. On March 17, 1995, Fitch reduced its ratings of the State's general obligation bonds from AA+ to AA. On October 8, 1998, Standard & Poor's upgraded the State's general obligation bond rating from AA- to AA.

   The State, its officers and its employees are defendants in numerous lawsuits. Although it is not possible to determine the outcome of these lawsuits, the Attorney General has opined that an adverse decision in any of the following cases might have a significant impact on the State's financial position: (i) a class action by the Connecticut Criminal Defense Lawyers Association claiming a campaign of illegal surveillance activity and seeking damages and injunctive relief; (ii) an action on behalf of all persons with traumatic brain injury, who have been placed in certain State hospitals, claiming that their constitutional rights are violated by placement in State hospitals alleged not to provide adequate treatment and training, and seeking placement in community residential settings with appropriate support services;
(iii) litigation involving claims by Indian tribes to a portion of the State's land area; and (iv) an action in the name of several public school students and the Connecticut municipalities in which the students reside, seeking a declaratory judgment that the State's current system of financing public education violates the Connecticut Constitution.

   As a result of litigation on behalf of black and Hispanic school children in the City of Hartford seeking "integrated education" within the Greater Hartford metropolitan area, on July 9, 1996, the State Supreme Court directed the legislature to develop appropriate measures to remedy the racial and ethnic segregation in the Hartford public schools. The fiscal impact of this decision might be significant but is not determinable at this time.

   General obligation bonds issued by municipalities are payable primarily from ad valorem taxes on property located in the municipality. A municipality's property tax base is subject to many factors outside the control of the municipality, including the decline in Connecticut's manufacturing industry. Certain Connecticut municipalities have experienced severe fiscal difficulties and have reported operating and accumulated deficits. The most notable of these is the City of Bridgeport, which filed a bankruptcy petition on June 7, 1991. The State opposed the petition. The United States Bankruptcy Court for the District of Connecticut held that Bridgeport has authority to file such a petition but that its petition should be dismissed on the grounds that Bridgeport was not insolvent when the petition was filed. State legislation enacted in 1993 prohibits municipal bankruptcy filings without the prior written consent of the Governor.

   In addition to general obligation bonds backed by the full faith and credit of the municipality, certain municipal authorities finance projects by issuing bonds that are not considered to be debts of the municipality. Such bonds may be repaid only from revenues of the financed project, the revenues from which may be insufficient to service the related debt obligations.

   Regional economic difficulties, reductions in revenues and increases in expenses could lead to further fiscal problems for the State and its political subdivisions, authorities and agencies. Difficulties in payment of debt service on borrowings could result in declines, possibly severe, in the value of their outstanding obligations, increases in their future borrowing costs, and impairment of their ability to pay debt service on their obligations.

                             NEW JERSEY RISK FACTORS

   The New Jersey IM-IT Trust consists of a portfolio of Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State") and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

   New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,071 people per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1995, the State ranked second among the states in per capita personal income ($29,248).

   The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989, employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

   The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 4.9% in December 1997, which is higher than the national average of 4.6% in December 1997. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

   Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1996, there was a total authorized bond indebtedness of approximately $10.31 billion, of which $3.69 billion was issued and outstanding, $4.76 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.86 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness is $446.9 million for Fiscal Year 1997.

   New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of Fiscal Year 1993, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $937.4 million. At the end of Fiscal Year 1994, there was a surplus in the general fund of $926.0 million. At the end of Fiscal Year 1995, there was a surplus in the general fund of $569.2 million. It is estimated that New Jersey closed its Fiscal Year 1996 with a surplus of $442 million and Fiscal Year 1997 with a surplus of $276.2 million.

   In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

   The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

   The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

   The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation, the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion is proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

   Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995, further reductions ranging from 1% up to 10% in income tax rates took effect. Governor Whitman recently signed into law further reductions up to 15% for some taxpayers effective January 1, 1996, completing her campaign promise to reduce income taxes by up to 30% within three years for most taxpayers.

   In June 1997, Governor Whitman signed the New Jersey Legislature's $16.8 billion budget for Fiscal Year 1998. The balanced budget, which includes $442 million in surplus, is $800 million more than the 1997 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect estimated tax revenues.

   Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the funding of teachers' pension funds; the hospital assessment authorized by the Health Care Reform Act of 1992; the State's role in a consent order concerning the construction of a resource facility in Passaic County; the State's actions regarding alleged chromium contamination of State-owned property in Hudson County; the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy; the State's funding formula that attempts to close the spending gap between poor urban school districts and wealthy suburban districts; the use by the State of assessments on certain insurers to retire debt of the Market Transition Fund, the manner in which mental health services are provided to inmates with serious mental disorders who are confined within the facilities of the Department of Corrections; the spousal impoverishment provisions of the Medicare Catastrophic Coverage Act; Medicaid hospital reimbursements since February, 1995; and the efforts to revitalize Atlantic City through the design and construction of a highway and tunnel. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

    At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees, seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

   Debt Ratings. For many years prior to 1991, both Moody's Investors Service, Inc. and Standard and Poor's Corporation had rated New Jersey general obligation bonds "Aaa" and "AAA," respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to "AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the Federal Government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the current budget must be closed before the new budget year began on July 1, 1992. Standard and Poor's Corporation suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability. On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard & Poor's Corporation was concerned that the State was entering the 1993 fiscal year that began July 1, 1992, with a slim $26 million surplus and remained concerned about whether the sagging State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, S&P announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. S&P reaffirmed its "AA+" rating at the same time.

   On August 24, 1992, Moody's Investors Service, Inc. downgraded New Jersey general obligation bonds to "Aa1," stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures would persist. On August 5, 1994, Moody's reaffirmed its "Aa1" rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and, on the negative side, a continued reliance on one-time revenues and a dependence on pension-related savings to achieve budgetary balance.

                              MARYLAND RISK FACTORS

   Economic Outlook. Since 1989, Maryland has consistently ranked among the bottom states in job creation. Employment in Maryland increased 1.1% in calendar 1996, and since late 1992, only about 160,000 new jobs have been created. During the 1990's the weakest employment areas were banking, federal government and manufacturing. Growth has been heavily concentrated in business and health services, transportation, construction and trade.

   The service sector accounts for 31.1% of total employment in the State, but provided more than 62% of the new jobs during 1996. Employment in the computer and data processing industry grew by 4.9% in 1996 and is expected to continue to grow at a steady rate. Employment in health services increased by 3.6% annually between 1991 and 1993 before slowing to an average annual gain of 2.0% between 1994 and 1996.

   In December 1997, overall employment was estimated to have increased by 2.2% or 48,000 new jobs during calendar 1997. Job growth in the services, construction and retail trade sectors lead this expansion. Maryland's State Comptroller projects that employment in Maryland will increase by 1.6% in 1998 and 1.3% in 1999.

   While Maryland's overall tax burden is below the national average, the State and local personal income tax is among the highest in the nation. Economic data indicate that most jobs are created by small businesses, and nearly 80% of Maryland's companies are small businesses. Since many small businesses pay the personal income tax, higher State taxes directly reduce their profitability and negatively affect business decisions about location, expansion and creation of new jobs.

   During 1996, the State ranked 6th in the nation in per capita income, with an average per capita income of $27,618 as compared to the national average of $24,426. In 1997, Maryland's General Assembly enacted new laws providing for a personal income tax reduction. According to the State's November 1997 Comprehensive Annual Financial Report ("CAFR"), total personal income is expected to rise by 5.4%, 5.1% and 4.8% in 1997, 1998 and 1999, respectively.

   During 1995 and 1996, Maryland implemented substantial regulatory reform, eliminated or reduced ten business taxes, and significantly increased funding for the Sunny Day Fund and other business incentive programs to improve the State's business climate and increase competitiveness. As a result of these actions, the total number of jobs in Maryland is at an all time high and unemployment remains below the national average.

   Maryland's economy has been influenced recently by structural changes in the national economy: less national defense spending and defense subcontract work; reductions in federal employment; and corporate acquisition. Major Maryland employment sectors, such as finance, insurance and professional service, have restructured and downsized. Due in part to defense downsizing and international competition, realignments in manufacturing have also affected the State's economy.

   Despite these setbacks, the State's healthy consumer confidence, a solid economy and robust gains in the stock market have translated into steady increases in consumer spending in Maryland. Drawn by the high per capita wealth of the area, new retailers continue to enter this market. Employment gains are expected to be modest during the next three years, constrained in part by a lack of workers.

   Revenue and Expenditures. Income and sales taxes comprise over 80% of the State's general fund revenue. These taxes, along with transportation revenues, make up over 55% of the State's total revenue. These revenue sources are highly sensitive to economic conditions. For this reason, the State's budget is dependent on the health of Maryland's economy.

   Maryland's State Comptroller reported in the CAFR that revenues totaled $13.476 billion for the fiscal year ending June 30, 1997. This figure represents an increase of 5.9% over revenues for Fiscal Year 1996. Income tax, the largest source of revenue, produced 30.3% of general governmental revenues in Fiscal 1997, compared to 29.8% in Fiscal 1996. Individual income tax revenues increased 7.6% over Fiscal 1996 due to continued gains in employment and personal income, and corporate income tax revenues increased by 10.3% in Fiscal 1997, reflecting strong gains in total corporate profitability.

   The State's total expenditures reached $13.386 billion in Fiscal 1997. This figure represents a $561.7 million or 4.4% increase over Fiscal 1996. Revenues exceeded expenditures by $90.1 million, the first positive balance since 1994. The actual fund balance for the State's general fund on June 30, 1997 was $1.059 billion, an increase of $298.7 million over the Fiscal Year 1996 general fund balance.

   Maryland's State Reserve Fund contains funds set aside to protect against unexpected revenue declines and to finance future expenses. In addition, Maryland law establishes a target of 5% of general fund revenues for its Revenue Stabilization Account to protect against revenue downturns and maintain the State's bond ratings. At the close of Fiscal Year 1997, the State Reserve Fund balance was $865 million, up $54.9 million over Fiscal Year 1996.

   Fiscal year 1998 represents the first full year of the income tax reduction enacted in 1997. This tax cut, Maryland's first in over thirty years, will be phased-in over fiscal years 1998-2002, reducing the State's current 5% income tax rate by 10% overall. The first phase of the proposed income tax cut will reduce general fund revenues by $39 million, but a proposed cigarette tax increase will add $99 million for allocation to the Reserve Fund to help pay for future years of this tax reduction.

   Maryland's Board of Revenue Estimates expects general fund revenues, which represent approximately 55-60% of each year's total budget, to reach $7.887 billion during Fiscal Year 1998, an increase of 3.4% or $198 million above the last official estimate for that fiscal year in March 1997. The State projects that it will finish Fiscal 1998 with a general fund surplus of $283 million. The Fiscal 1998 budget estimates that $554 million or 7% of general fund revenues will be set aside for the State Reserve Fund.

   During Fiscal Year 1999, the Board projects general fund revenues of $8.095 billion, a 2.8% increase. Net of the income tax reduction, the growth in general fund revenues is projected to equal 3.9%. Maryland's budget for Fiscal 1999 totals $16.5 billion, a 5.1% increase over Fiscal 1998. This increase includes $100 million in reserve funding to pay for the cost of the State's scheduled 10% income tax cut.

   The State Reserve Fund is expected to increase to $695.8 million at the end of Fiscal Year 1999. The Fiscal 1999 budget anticipates using its entire budgetary surplus for payments to the State's Reserve Fund and for one-time expenditures-not for ongoing expenses that would contribute to long-term deficits. The one-time expenditures include the costs of the upcoming tax reduction, school construction, a Med-Evac helicopter, and technology costs incurred for Year 2000 compliance.

   State Debt. The public indebtedness of the State of Maryland and its instrumentalities is divided into three general types. The State itself issues general obligation bonds for capital improvements and for various State projects, for which the State ad valorem property tax is exclusively pledged for payment. In addition, for transportation purposes the Maryland Department of Transportation issues limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

   In 1978, the Capital Debt Affordability Committee was created to study the State's debt structure and to recommend maximum limitations on annual debt authorizations so that the State's bond ratings can be maintained. Although the recommendations of the Committee are not binding on Maryland's General Assembly, the amounts of annual general obligation bond authorization effective for 1997 were within the limits established by the Committee. For Fiscal Year 1997, new general obligation bond authorizations totaled $399,991,000 (net of deauthorization of $12.1 million from prior projects).

   During Fiscal Year 1997, the following new general obligation bonds were issued by the State of Maryland: $170 million on October 9, 1996 and $240 million on February 26, 1997. Outstanding general obligation bonds totaled $2.860 billion in 1996 and $3.025 billion in 1997. In addition, the State Department of Transportation and the Maryland Transportation Authority had $935.6 million and $391.9 million, respectively, in outstanding limited obligation bonds at the close of Fiscal Year 1997.

   General obligation bonds totaling $415 million were authorized for the Fiscal Year 1998 budget, consistent with the State's Capital Debt Affordability Committee. General funds in the capital budget total $78.2 million for Fiscal 1998. The use of general funds to supplement the capital budget is generally limited to certain programs which cannot be prudently funded with tax-exempt bonds. Federal funds in the capital budget total $17.6 million. In Fiscal 1998, these monies will be used primarily for prison construction, developing Canal Place in Cumberland and construction of military facilities for National Guard units. Special funds in the capital budget total $184.6 million and consist of dedicated revenues for improvements such as open space, agricultural land preservation and law enforcement training facilities. Revenue bonds total $45 million in Fiscal 1998 and are designated for capital improvements to academic facilities at the University of Maryland system and for local governments to fund infrastructure and environmental improvements.

   The Committee has authorized $430 million in new general obligation bonds for Fiscal Year 1999. An additional $11.6 million from projects that have been completed, canceled or rescheduled is expected to be deauthorized and used for other purposes.

    Ratings. The general obligation bonds of the State of Maryland have been rated by Moody's Investors Service, Inc. as Aaa; by Standard & Poor's Rating Services as AAA; and by Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) as AAA, making Maryland one of several states with three triple-A ratings.

   There can be no assurance that particular bond issues may not be adversely affected by changes in State or local economic or political conditions. Investors are, therefore, advised to study with care the Portfolio for the Maryland Quality Trust appearing elsewhere in this Prospectus and consult their own investment advisers as to the merits of particular issues in that Portfolio.

                       ESTIMATED CASH FLOWS TO UNITHOLDERS

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

CONNECTICUT
     MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      November     1998                                  $ 2.22                                          $  2.22
      December     1998  - June       2008                 3.51                                             3.51
      July         2008                                    3.36                  $122.42                  125.78
      August       2008  - December   2009                 3.01                                             3.01
      January      2010                                    2.92                    73.46                   76.38
      February     2010  - June       2010                 2.72                                             2.72
      July         2010                                    2.57                   122.43                  125.00
      August       2010  - June       2015                 2.22                                             2.22
      July         2015                                    2.22                    48.97                   51.19
      August       2015  - October    2017                 2.22                                             2.22
      November     2017                                    1.94                    90.60                   92.54
      December     2017  - October    2018                 1.89                                             1.89
      November     2018                                    1.36                   244.86                  246.22
      December     2018  - June       2024                  .95                                              .95
      July         2024                                     .79                   146.91                  147.70
      August       2024  - November   2027                  .39                                              .39
      December     2027                                                           122.43                  122.43

     SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      January      1999                                  $ 9.34                                          $  9.34
      July         1999  - January    2008                21.30                                            21.30
      July         2008                                   21.15                  $122.42                  143.57
      January      2009  - July       2009                18.31                                            18.31
      January      2010                                   18.22                    73.46                   91.68
      July         2010                                   16.37                   122.43                  138.80
      January      2011  - January    2015                13.54                                            13.54
      July         2015                                   13.54                    48.97                   62.51
      January      2016  - July       2017                13.54                                            13.54
      November     2017                                                            90.60                   90.60
      January      2018                                   12.58                                            12.58
      July         2018                                   11.48                                            11.48
      November     2018                                                           244.86                  244.86
      January      2019                                    9.07                                             9.07
      July         2019  - January    2024                 5.85                                             5.85
      July         2024                                    5.68                   146.91                  152.59
      January      2025  - July       2027                 2.45                                             2.45
      December     2027                                    1.65                   122.43                  124.08

NEWJERSEY
     MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      November     1998                                  $ 2.29                                          $  2.29
      December     1998  - December   2008                 3.61                                             3.61
      January      2009                                    3.22                  $322.42                  325.64
      February     2009                                    2.31                                             2.31
      March        2009                                    1.89                   124.00                  125.89
      April        2009  - May        2010                 1.81                                             1.81
      June         2010                                    1.39                   124.01                  125.40
      July         2010  - September  2019                 1.31                                             1.31
      October      2019                                    1.17                   124.01                  125.18
      November     2019  - August     2023                  .83                                              .83
      September    2023                                     .69                   124.01                  124.70
      October      2023  - January    2026                  .35                                              .35
      February     2026                                     .35                    49.60                   49.95
      March        2026  - September  2026                  .35                                              .35
      October      2026                                     .22                   124.01                  124.23

     SEMI-ANNUAL

               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      January      1999                                  $ 9.61                                          $  9.61
      July         1999  - July       2008                21.90                                            21.90
      January      2009                                   21.51                  $322.42                  343.93
      March        2009                                                           124.00                  124.00
      July         2009                                   11.59                                            11.59
      January      2010                                   11.00                                            11.00
      June         2010                                                           124.01                  124.01
      July         2010                                   10.08                                            10.08
      January      2011  - July       2019                 7.97                                             7.97
      October      2019                                                           124.01                  124.01
      January      2020                                    6.39                                             6.39
      July         2020  - July       2023                 5.10                                             5.10
      September    2023                                                           124.01                  124.01
      January      2024                                    2.99                                             2.99
      July         2024  - January    2026                 2.15                                             2.15
      February     2026                                                            49.60                   49.60
      July         2026                                    2.15                                             2.15
      October      2026                                     .95                   124.01                  124.96

MARYLAND
     MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      November     1998                                  $ 2.25                                          $  2.25
      December     1998  - May        2009                 3.55                                             3.55
      June         2009                                    3.41                  $119.38                  122.79
      July         2009  - December   2009                 3.07                                             3.07
      January      2010                                    2.87                   167.15                  170.02
      February     2010  - June       2010                 2.39                                             2.39
      July         2010                                    2.09                   250.71                  252.80
      August       2010  - June       2015                 1.38                                             1.38
      July         2015                                    1.38                    23.88                   25.26
      August       2015  - June       2019                 1.38                                             1.38
      July         2019                                    1.22                   169.53                  170.75
      August       2019  - June       2024                  .84                                              .84
      July         2024                                     .70                   119.39                  120.09
      August       2024  - February   2027                  .38                                              .38
      March        2027                                                           119.39                  119.39

     SEMI-ANNUAL

               DISTRIBUTION DATES
                  (EACH MAY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 NOVEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      November     1998                                  $ 2.27                                          $  2.27
      May          1999  - May        2009                21.57                                            21.57
      June         2009                                                          $119.38                  119.38
      November     2009                                   18.99                                            18.99
      January      2010                                                           167.15                  167.15
      May          2010                                   15.72                                            15.72
      July         2010                                                           250.71                  250.71
      November     2010                                   10.16                                            10.16
      May          2011  - May        2015                 8.42                                             8.42
      July         2015                                                            23.88                   23.88
      November     2015  - May        2019                 8.42                                             8.42
      July         2019                                                           169.53                  169.53
      November     2019                                    6.08                                             6.08
      May          2020  - May        2024                 5.15                                             5.15
      July         2024                                                           119.39                  119.39
      November     2024                                    3.17                                             3.17
      May          2025  - November   2026                 2.38                                             2.38
      March        2027                                    1.20                   119.39                  120.59


                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

    This Amendment of Registration Statement comprises the following papers and documents: The facing sheet and the Cross-Reference sheet The Prospectus and the signatures The consents of independent public accountants, ratings services and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

1.4  Copy of municipal bond insurance policy (if applicable).

1.5  Form of Master Agreement Among Underwriters. Reference is made to Exhibit
     1.5 to the Registration Statement on Form S-6 for Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-36891) as filed on January 29, 1998.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

3.4 Opinion and consent of counsel as to income tax status to Connecticut residents of Units of the Connecticut IM-IT Trust.

3.5 Opinion and consent of counsel as to income tax status to New Jersey residents of Units of the New Jersey IM-IT Trust.

3.6 Opinion and consent of counsel as to income tax status to Maryland residents of Units of the Maryland Quality Trust.

4.1  Consent of Interactive Data Corporation.

4.2  Consent of Standard & Poor's with respect to the Insured Trust.

4.3  Consent of Grant Thornton LLP.

EX-27  Financial Data Schedules.

                                   SIGNATURES

    The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300, Multi Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 307 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 16th day of October, 1998.

                                   INSURED MUNICIPALS INCOME TRUST AND
                                   INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-
                                   SERIES 307

                                   By GINA M. COSTELLO
                                      Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 16, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

SIGNATURE                TITLE

Don G. Powell            Chairman and Chief Executive  )
                         Officer                       )

John H. Zimmerman        President and Chief Operating )
                         Officer                       )

Ronald A. Nyberg         Executive Vice President and  )
                         General Counsel               )

William R. Rybak         Executive Vice President and  )
                         Chief Financial Officer       )

                         GINA M. COSTELLO
                         (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.